Exhibit 99.44

PyroGenesis Participates in HPQ Non-Brokered Private Placement;

Increases Ownership by 4 Million Shares

MONTREAL, Quebec (GlobeNewswire – September 1st, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that it has participated in an HPQ Silicon Resources Inc (“HPQ”) non-brokered private placement by acquiring 4,000,000 units (the “Unit”) of HPQ, of a total 4,500,000 Units offered, at a price of 0.60$ per Unit for a total investment of $2,400,000. Each Unit consists of one common share (a "Common Share") of HPQ and one Common Share purchase warrant (a "Warrant"). Each Warrant entitles the Company to purchase one Common Share at a price of $0.61 for a period of 36 months from the date of closing of the private placement.

“It is indeed a pleasure to participate in this private placement and increase our position in HPQ,” said P. Peter Pascali CEO and Chairman of PyroGenesis Canada Inc. “Not only do we find this to be a unique opportunity to invest in a business that has enormous potential for growth, but one that is supported by a visionary management and Board. We are confident that this investment, which has played out quite nicely to date, will continue to play out well for us and our investors. We look forward to considering opportunities to add to our position should the opportunity arise in the future.”

About HPQ Silicon

HPQ Silicon Resources Inc. (TSX-V: HPQ) is a Canadian producer of Innovative Silicon Solutions, based in Montreal,  building a portfolio of unique high value specialty silicon products. Working with PyroGenesis, HPQ is developing:

•	The PUREVAP™ “Quartz Reduction Reactors” (QRR), an innovative process (patent pending), which will permit the one step transformation of quartz (SiO2) into high purity silicon (Si) at reduced costs, energy input, and carbon footprint that will propagate its considerable renewable energy potential;
•	The PUREVAP™ Nano Silicon Reactor (NSiR), a new proprietary process that can use different purities of silicon (Si) as feedstock, to make spherical silicon nanopowders and nanowires;

HPQ is also working with industry leader Apollon Solar of France to use their patented process and develop a capability to produce commercially porous silicon (Si) wafers and porous silicon (Si) powders.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/